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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)
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          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]




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                   [PEACE ARCH Entertainment Group Inc. LOGO]

                      PEACE ARCH ANNOUNCES CANADIAN SALE OF
                                  THE IMMORTAL


VANCOUVER, B.C., CANADA (January 5, 2001) - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE", TSE: "PAE.A" & "PAE.B") TODAY ANNOUNCED THAT IT HAS SOLD THE INITIAL CANADIAN ENGLISH TELEVISION RIGHTS TO ITS 22 EPISODE, ONE HOUR, ACTION SCI-FI SERIES, THE IMMORTAL TO CHUM TELEVISION, one of Canada's foremost media companies and content providers. CHUM WILL PREMIERE THE IMMORTAL NATIONALLY IN CANADA ON SPACE: THE IMAGINATION STATION in the early spring. In the meantime, CHUM will air THE IMMORTAL in February on its Ontario station group.

TIM GAMBLE, PRESIDENT OF PEACE ARCH states, "The sale of THE IMMORTAL to CHUM represents the latest chapter in a tremendous relationship that we have enjoyed with the CHUM group over the years. I am confident that the series will perform very well for CHUM Television further enhancing THE IMMORTAL brand."

DIANE BOEHM, DIRECTOR, INDEPENDENT PRODUCTION, CHUM TELEVISION, comments, "We are thrilled to have THE IMMORTAL. It's fun and campy with a lot of style. There is nothing else like it right now and we are confident that our audience is going to love it."

THE IMMORTAL, starring LORENZO LAMAS (RENEGADE, THE RAGE), is a one-hour action adventure sci-fi series that follows "Raphael (Rafe) Cane" on his eternal quest to conquer the forces of darkness bent on destroying humanity. Without Raphael, the world could very well be swallowed up by a thousand year reign of Satan. Joining Raphael on his crusade are his eternally teenaged modern-day squire, "Goodwin," played by STEVE BRAUN (THE RELIC HUNTER, EARTH FINAL CONFLICT) and the lovely "DR. SARA BECKMAN," played by April Telek, (MILLENNIUM, SLEEPWALKERS).

CHUM TELEVISION is a division of CHUM Limited, one of Canada's foremost media companies and content providers. CHUM Television operates seven local independent television stations and ten specialty channels. Local television stations include Toronto's Citytv, The New VR (Barrie), The New PL (London), The New NX (Wingham), The New WI (Windsor), The New RO (Ottawa and the National Capital Region) and CIVI Victoria, launching Fall 2001. Specialty services include Alberta's Access - the Education Station, Edmonton based Canadian Learning Television - Television that Teaches, MuchMusic, MuchMoreMusic, MusiquePlus (50%), MusiMax (50%), Bravo! - Canada's NewStyleArtsChannel, CablePulse24, Southern Ontario's 24-Hour News Source, SPACE: The Imagination Station and Star! the Entertainment Information Station. CHUM Limited also currently owns and operates 24 radio stations. SPACE: THE IMAGINATION STATION is a 24-hour-a-day English-language national Science Fiction, Science Fact, Speculation and Fantasy channel.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. Peace Arch has just wrapped



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production on the first season of its half hour comedy series BIG SOUND; the third season of its 66 episode international sci-fi hit series FIRST WAVE; and the first season of its 22 episode action/sci-fi series THE IMMORTAL. As well, the company recently acquired the distribution rights to the feature films NOW & FOREVER and THE IMPOSSIBLE ELEPHANT; and has production and distribution arrangements with PAX TV and Hallmark Entertainment for three all new CHRISTY MOVIES, which also just completed production. The Company is currently in production on its new 13 episode documentary television series, ANIMAL MIRACLES. Peace Arch Entertainment is a fully integrated media company that, in addition to producing proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming. THE COMPANY IS HEADQUARTERED IN VANCOUVER, BRITISH COLUMBIA, AND ITS STOCK TRADES ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "PAE" AND ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOLS "PAE.A" AND "PAE.B".

      This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

   Additional information on Peace Arch Entertainment can be accessed on the
                         Internet at www.peacearch.net

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.
                  TINA BAIRD, MEDIA RELATIONS AT (604) 985-8991
                           Email: TINABAIRD@TELUS.NET
                                       or
                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: INFO@RJFALKNER.COM



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                            -----------------------------------
                                                       (Registrant)

Date  January 5, 2001                     By /S/ W.D. CAMERON WHITE
      ---------------------------           ---------------------------------
                                                      (Signature)*
                                              W.D. Cameron White, CEO
---------------------------------
*Print the name and title under the
signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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